OFFER TO PURCHASE FOR CASH
LIMITED  PARTNERSHIP INTERESTS

OF

ML MEDIA PARTNERS, L.P.
a Delaware Limited Partnership

AT

$750.00 PER UNIT

by


MADISON LIQUIDITY INVESTORS 104, LLC
(the ?Purchaser?)


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
EASTERN STANDARD TIME, ON DECEMBER 22, 1998, UNLESS THE
OFFER IS EXTENDED.

Madison Liquidity Investors 104, LLC (the ?Purchaser?)
hereby seeks to acquire limited partnership interests (the
?Units?) in ML MEDIA PARTNERS, L.P., a Delaware limited partnership (the ?Partnership?). The Purchaser hereby offers to purchase up to 18,611 Units at $750.00 per Unit
(the "Purchase Price"), in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 23, 1998 (the "Offer Date"), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the ?Offer to Purchase?)
and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time (which together constitute the ?Offer?). The Offer will expire at 5:00 p.m., Eastern
Standard Time, on December 22, 1998 or such other date to which this Offer may be extended (the "Expiration Date").
The Units sought pursuant to the Offer represent 9.9% of the Units outstanding as of September 25, 1998. Neither
Media Management Partners, the General Partner of ML Media
Partners, L.P. (the "General Partner"), nor ML Media
Partners, L.P., or their respective affiliates or subsidiaries are parties to this Offer.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM
NUMBER OF UNITS BEING TENDERED.  A UNITHOLDER MAY TENDER
ANY OR ALL UNITS OWNED BY SUCH UNITHOLDER.

The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in Section 14 of this Offer to Purchase, to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934
(the ?Exchange Act?). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

November 23, 1998






IMPORTANT

Any Unitholder desiring to tender any Units should complete and sign the Agreement of Assignment and Transfer (a copy of which is printed on yellow paper and enclosed with this Offer to Purchase) in accordance with the instructions to the Agreement of Assignment and Transfer (see Instructions to Complete the Agreement of Assignment and Transfer) and mail or deliver an executed Agreement of Assignment and Transfer and any other required documents to Madison
Liquidity Investors 104, LLC in care of its Tender Agent,
Gemisys Tender Services (the "Tender Agent" or "Gemisys"), at the address set forth below.

MADISON LIQUIDITY INVESTORS 104, LLC
c/o Gemisys Tender Services
7103 South Revere Parkway
Englewood, Colorado 80112

Telephone:      (303) 705-6390
Facsimile:      (303) 705-6276 (No Agreements of Assignment and
Transfer will be accepted by fax)

Questions or requests for assistance or additional copies of this Offer to Purchase or the Agreement of Assignment and Transfer may be directed to Madison Liquidity Investors
104, LLC in care of Gemisys at (303) 705-6390.



NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR
ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE
ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE
AGREEMENT OF ASSIGNMENT AND TRANSFER.  NO SUCH
RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED
UPON AS HAVING BEEN AUTHORIZED.



The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission (the "SEC" or
"Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission?s electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C.
20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern
Atrium Center, 500 West Madison Street, Suite 1400,
Chicago, Illinois 60661 and at 7 World Trade Center, 13th
Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchaser has or will be filing with the Commission a Tender Offer Statement on Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.





	TABLE OF CONTENTS

Page


INTRODUCTION             1

TENDER OFFER
Section 1.      Terms of the Offer       3
Section 2.      Procedures for Tendering Units   3
Section 3.      Acceptance for Payment and Payment for Units
3
Section 4.      Proration        4
Section 5.      Withdrawal Rights        4
Section 6.      Extension of Tender Period; Termination;
Amendment        4
Section 7.      Certain Federal Income Tax Consequences  5
Section 8.      Effects of the Offer     5
Section 9.      Future Plans     5
Section 10.     The Business of the Partnership  6
Section 11.     Conflicts of Interest    6
Section 12.     Certain Information Concerning the Purchaser
6
Section 13      Source of Funds  7
Section 14.     Conditions of the Offer  7
Section 15.     Certain Legal Matters    7
Section 16.     Fees and Expenses        8
Section 17.     Miscellaneous    8

Schedule I.     The Purchaser and Its Respective Principals
9

To the Unitholders of ML Media Partners, L.P.:
	INTRODUCTION
	The Purchaser hereby offers to purchase up to 18,611 of the outstanding units of limited partnership interest ("Units"), representing approximately 9.9% of the Units outstanding, in ML Media Partners, L.P. (the "Partnership") at a purchase price of $750.00 per Unit, in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 23, 1998 (the "Offer Date"), upon the terms and subject to the conditions set forth in the Offer. The Offer will expire at 5:00 p.m., Eastern
Standard Time, on December 22, 1998, or such other date to which this Offer may be extended (the ?Expiration Date?).
The Offer is not conditioned on any aggregate minimum number of Units being tendered. Unitholders who tender their Units will not be obligated to pay any brokerage commissions in connection with the tender of Units.
	For further information concerning the Purchaser, see
Section 12 below and Schedule "I".
Unitholders are urged to consider the following factors:
	- The decision to accept the Offer eliminates the potential uncertainty related to waiting for future distributions of sales and final liquidation proceeds. Furthermore, by selling the Units for cash now, the Unitholder would enjoy the ability to redeploy investment assets into alternative and potentially more liquid investments.
	- In its November 9, 1998 Report on Form 10-Q, the Partnership states that they have entered into an Asset Purchase Agreement dated as of September 14, 1998 with Citicasters Co. to sell its Anaheim, California radio stations. In addition, the Partnership states that it has entered into a Stock Purchase Agreement with Chancellor
Media Corporation of Los Angeles, California pursuant to which the Partnership has agreed to sell its stock holdings in Wincom Broadcasting Corporation a parent company which holds all of the outstanding stock in Win Communications, Inc., an entity which owns and operates radio station WQAL-
FM in Cleveland, Ohio. The closing of the sales of these two assets is subject to various conditions, including FCC approval. With respect to these sales, the Partnership will establish escrow accounts for a period of one year after the closing of the Citicasters Co. transaction and two years after the closing of the Wincom sale to Chancellor Media Corporation.
	- Moreover, the Partnership has disclosed in its November 9, 1998 Report on Form 10-Q that the Partnership "continues its efforts to enter into agreements to sell its remaining investments in media properties; however due, to changing market conditions, it may not be prudent to enter into such agreements at the present time."
	- The Partnership has also disclosed in its November 9, 1998 Report on Form 10-Q "the related claims against the Registrant [i.e. the Partnership] for indemnification, other costs and expenses related to such litigation, and the involvement of management, will adversely affect (a) the timing of the termination of the Registrant [i.e. the Partnership], (b) the amount of proceeds which may be available for distribution, and (c) the timing of the distribution to the limited partners of the net proceeds from the liquidation of the Registrant?s [Partnership?s] assets."
	- The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $750.00 per Unit, the Purchaser is motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser?s objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units.
	- For Unitholders who sell their Units in accordance with this Offer, 1998 will be the final year for which you receive a K-1 Tax Form from the Partnership assuming that the transfer of your Units is effectuated by the General Partner in 1998. Many investors who have tax professionals prepare their taxes find the cost of filing
K-1s to be burdensome, particularly if more than one limited partnership is owned. Although the General Partner has disclosed that the Partnership has entered into sales of two of the Partnership?s assets, the Partnership has yet to enter into sales agreements for the Partnership?s interests in its WICC-AM and WEBE-FM radio stations, or its 50% interest in the C-ML joint venture that owns a cable system in Puerto Rico. The Partnership is under no obligation to liquidate before December 31, 2011 and at the very least will continue to exist for a minimum of two years after the closing of the sale of Wincom to Chancellor Media per the above-described Stock Purchase Agreement.
	- The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with secondary market sales. Unitholders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchaser.
	- Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchaser may be less than the total amount which might otherwise be received by the Unitholder with respect to the Units over the remaining term of the Partnership.
Establishment of the Offer Price
	The Purchaser has set the Offer Price at $750.00 per Unit, in cash, reduced by (i) the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and (ii) any cash distributions made on or after November 23, 1998.
In determining the Offer Price, the Purchaser based its valuation of the Units on its own investigation of Partnership assets, liabilities and business plan, and in part on the General Partner?s estimate of the cash distribution from the sale of the last remaining assets and the final liquidating distribution.
	The net asset value of the Units as disseminated by the General Partner is $1,000.00 per Unit. The net asset value does not necessarily reflect the fair market value of a Unit, which may be higher or lower than the net asset value depending on several factors. The General Partner estimates net asset value based on a hypothetical sale of all of the Partnership?s assets, as of a hypothetical date, and the distribution to the Limited Partners and the General Partner of the gross proceeds of such sales, net of related indebtedness. The net asset value estimate prepared by the General Partner does not take into account
(i) future changes in market conditions, (ii) timing considerations or (iii) unforeseeable costs associated with winding up the Partnership. It is the Purchaser?s belief that the net asset value estimate prepared by the General Partner does not accurately reflect the fair market value of a Unit or the amount a Limited Partner could expect to receive if such Limited Partner liquidated their Units today.
	Although not necessarily an indication of value, the $750.00 purchase price per Unit is approximately 19.2% higher than the $628.75 weighted average selling price for the Units (as adjusted for typical commissions), as reported by The Partnership Spectrum, an independent, third-party source. As further reported by The Partnership Spectrum during the two month period ended July 1998, there were 10 trades conducted representing an aggregate of 614
Units sold or transferred. Because the gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices; the Purchaser cannot, and does not, know whether the information compiled by The Partnership
Spectrum is accurate or complete.
	The Partnership, its General Partner, and affiliates of the General Partner are currently parties to a legal proceeding involving the Partnership. The Purchaser does not believe that this legal proceeding will in any way impair or prevent the transactions contemplated by this Offer. (See Section 15 - "Certain Legal Matters").
	The Offer Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Units may be relevant to Unitholders.
Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

General Background Information

	Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partner, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission.
The Purchaser expressly disclaims any responsibility for the information included in these filed reports and extracted in this discussion.
	According to publicly available information, as of June 30, 1998, there were 187,994 Units issued and outstanding which are held by approximately 14,298 Unitholders.
	Tendering Unitholders will not be obligated to pay brokerage fees or commissions on the sale of the Units to the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses incurred in connection with the Offer with the exception of the transfer fees that will be paid by the Unitholder via a reduction in the proceeds from the sale of the Units. The Purchaser desires to purchase all of the Units tendered by each Unitholder, up to 9.9% of the total outstanding Units and subject to Proration, when applicable, except where otherwise prohibited. (See Section 4 to the Tender Offer-"Proration" below).
	If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.
	Unitholders are urged to read this Offer to Purchase and the accompanying Agreement of Assignment and Transfer carefully before deciding whether to tender their Units.

	TENDER OFFER
Section 1.  Terms of the Offer.
	Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 5 of this
Offer to Purchase. The term ?Expiration Date? shall mean 5:00 p.m., Eastern Standard Time, on December 22, 1998, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term ?Expiration Date? shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire.
	The Offer is conditioned on satisfaction of certain conditions. (See Section 14, which sets forth in full the conditions of the Offer.) The Purchaser reserves the right (but shall not be obligated), in its sole discretion and for any reason, to waive any or all of such conditions.
If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with the applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii)
extend the Offer and, subject to the right of Unitholders
to withdraw Units until the Expiration Date, retain the
Units that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.
Section 2. Procedures for Tendering Units.
Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Assignment and Transfer (a copy of which is enclosed and printed on yellow paper) with any other documents required by the Agreement of Assignment and Transfer, or
instructions thereto, must be received by the Purchaser in care of its Tender Agent at its address, Madison Liquidity Investors 104, LLC c/o Gemisys Tender Services, 7103 South Revere Parkway, Englewood, Colorado 80112 on or prior to the Expiration Date. A Unitholder may tender any or all Units owned by such Unitholder.
	In order for a tendering Unitholder to participate in the Offer, the Unitholder must complete, in its entirety, the following documents that accompany this Offer to
Purchase:
	(1)     The Agreement of Assignment and Transfer; and
(2) Any other applicable documents included herewith or in the Instructions to Complete the Agreement of Assignment and Transfer.
	In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 5:00 p.m., Eastern Standard Time, on December 22, 1998, or such date to which the Offer may be extended.
	The method of delivery of the Agreement of Assignment and Transfer and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the
Tender Agent.
Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering
Unitholder must provide the Tender Agent with such Unitholder?s correct taxpayer identification number ("TIN") or Social Security Number and make certain certifications that such Unitholder is not subject to backup federal income tax withholding. Each tendering Unitholder must insert in the Agreement of Assignment and Transfer the Unitholder?s taxpayer identification number or social security number in the space provided on the signature page to the Agreement of Assignment and Transfer. The Agreement of Assignment and Transfer also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Agreement of Assignment and Transfer and the accompanying Tax Certification page).
FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the
Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unitholder must complete the FIRPTA Affidavit included in the Agreement of Assignment and Transfer certifying such Unitholder?s TIN or Social Security Number and address and that the Unitholder is not a foreign person. (See the Instructions to the Agreement of Assignment and Transfer and Section 7-?Certain Federal Income Tax Consequences?).
Other Requirements.    By executing an Agreement of
Assignment and Transfer as set forth above, a tendering Unitholder irrevocably appoints the designees of the Purchaser as such Unitholder?s proxy, in the manner set forth in the Agreement of Assignment and Transfer, each
with full power of substitution, to the full extent of such Unitholder?s rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment and has received confirmation from the General Partner that the Units have been transferred. Upon such acceptance for payment and confirmation from the General Partner of the transfer, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective).  The designees of the
Purchaser will, with respect to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise.
In addition, by executing an Agreement of Assignment and Transfer, and not otherwise timely withdrawing pursuant to the provisions of Section 5 herein, a Unitholder also assigns to the Purchaser all of the Unitholder?s rights to receive distributions from the Partnership with respect to the Units which are accepted for payment and purchased pursuant to the Offer, including those cash distributions made on or after the Offer Date-November 23, 1998. Determination of Validity; Rejection of Units; Waiver of
Defects; No Obligation to Give Notice of Defects.       All
questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchaser?s counsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchaser?s interpretation of the terms and conditions of the Offer (including the Agreement of Assignment and Transfer and the Instructions thereto) will be final and binding. Neither the Purchaser, the Tender Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.
	A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and the Purchaser upon the terms and subject to the conditions of the Offer, including the tendering Unitholder?s representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Units complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder will actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain ?short? positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchaser believes it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unitholder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as a facsimile delivery of the Agreement of Assignment and Transfer).
Section 3. Acceptance for Payment and Payment for Units.
	Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with
Section 5, as promptly as practicable following the Expiration Date. The tendering Unitholders will be paid promptly following (i) receipt of a valid, properly and fully executed Agreement of Assignment and Transfer and
(ii) receipt by the Purchaser of the Partnership?s confirmation that the transfer of Units have been effectuated, subject to Section 4 ("Proration") of this Offer to Purchase. The Tender Agent will issue payment only to the Unitholder of record and payment will be forwarded only to the address listed on the Agreement of Assignment and Transfer.


For purposes of the Offer, the Purchaser shall be deemed to have been accepted for payment (and thereby purchased) tendered Units when the Purchaser is in receipt of the Partnership?s confirmation that the transfer of Units has been effectuated. Upon the terms and subject to the conditions of the Offer, payment for the Units purchased pursuant to the Offer will in all cases be made by the Tender Agent.
	Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.
	If any tendered Units are not purchased for any reason, the Agreement of Assignment and Transfer with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for the Units tendered pursuant to the Offer, then without prejudice to the Purchaser?s rights under Section 14 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Tender Agent may, nevertheless, on behalf of the Purchaser, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 5.
	If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.
	Unless otherwise prohibited, the Purchaser reserves the right to transfer or assign, in whole or from time to time in part, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.
Section 4. Proration.
	If not more than 18,611 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Units so tendered.
	If more than 18,611 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment and pay for an aggregate of 18,611 Units so tendered, pro rata according to the number of Units validly tendered by each Limited Partner and not properly withdrawn on or prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units and purchases that may otherwise violate the Partnership?s Limited Partnership Agreement, where applicable.
	In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will forward payment together with a notice explaining the final results of the proration as soon as practicable. The Purchaser will not pay for any Units tendered until after the final proration factor has been determined.
Section 5.  Withdrawal Rights.
	Except as otherwise provided in this Section 5, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.
	For withdrawal to be effective, a written notice of withdrawal must be timely received by the Tender Agent
(i.e. a valid notice of withdrawal must be received after November 23, 1998 but on or before December 22, 1998 or such other date to which this Offer may be extended) at the address set forth in the attached Agreement of Assignment and Transfer. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Agreement of Assignment and Transfer and must also contain a Medallion Signature Guarantee.
	If purchase of, or payment for, Units is delayed for any reason, or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser?s rights under the Offer, tendered Units may be retained by the Tender Agent on behalf of the Purchaser and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 5, subject to Rule 14e-1(c) under the Exchange Act, which provides, in part, that no person who makes a tender offer shall fail to pay the consideration offered or return the securities (i.e. Units) deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.
	All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser, the Tender Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.
	Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn
Units may be re-tendered, however, by following the procedures described in Section 2 at any time prior to the Expiration Date.
Section 6.  Extension of Tender Period; Termination;
Amendment.
	The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 14, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving written notice, of such termination to the Tender Agent, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving written notice of such amendment to the Tender Agent. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration
Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act.
Without limiting the manner in which the Purchaser may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchaser may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer or any other material changes in the terms of the Offer.
	If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Tender Agent may retain tendered Units on behalf of the Purchaser, and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 5. However, the ability of the Purchaser to delay payment for Units that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchaser pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.
	If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

Section 7.  Certain Federal Income Tax Consequences.
	THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNITHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unitholders (including trusts, foreign persons, tax-exempt organizations or corporations subject to special rules, such as life insurance companies or "S Corporations") may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "I.R.C." or "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH UNITHOLDER TENDERING UNITS SHOULD CONSULT SUCH UNITHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO
SUCH UNITHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM AND FEDERAL,
FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.
	The following discussion is based on the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.
Gain or Loss. A taxable Unitholder will recognize a gain or loss on the sale of such Unitholder's Units in an amount equal to the difference between (i) the amount realized by such Unitholder on the sale and (ii) such Unitholder's adjusted tax basis in the Units sold. The amount realized by a Unitholder will include the Unitholder's share of the Partnership's liabilities, if any (as determined under I.R.C. ?752 and the regulations thereunder). If the Unitholder is a corporation and reports a loss on the sale, such loss generally could not be currently deducted by such Unitholder except against such Unitholder's capital gains from such other investments. If the Unitholder is an individual and reports a loss on the sale, such loss generally could not be deducted by such Unitholder except against such Unitholder?s capital gains from such other investments and up to $3,000 in the aggregate against ordinary income. Assuming the activities engaged in by the Partnership constitute passive activities as defined in I.R.C. ?469, such loss would be treated as a passive activity loss. (See "Suspended ?Passive Activity Losses?" below.)
	The adjusted tax basis in the Units of a Unitholder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unitholder who plans to tender hereunder should consult with the Unitholder's own tax advisor as to the Unitholder's adjusted tax basis in the Unitholder's Units and the resulting tax consequences of a sale.
	If any portion of the amount realized by a Unitholder is attributable to such Unitholder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in I.R.C. ?751, a corresponding portion of such Unitholder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of I.R.C. ?751 may result in a Unitholder's recognizing ordinary income with respect to the portion of the Unitholder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.
	A tax-exempt Unitholder (other than an organization described in I.R.C. ??501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unitholder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.
Partnership Allocations in Year of Sale. A tendering Unitholder will be allocated the Unitholder's pro rata share of the annual taxable income and losses from the Partnership, in accordance with the terms and conditions of the Partnership Agreement, with respect to the Units sold for the period through the date of sale, even though such Unitholder will assign to the Purchaser his, her or its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unitholder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unitholder on the sale of the Units.
Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. If so, the Partnership will be treated as having made a liquidating distribution of an undivided interest in all of its assets to the Unitholders, in proportion to their respective interests in the Partnership?s properties, the partners of the Partnership after consummation of the Offer (i.e., the non-tendering Unitholders and the Purchaser) would be treated as having recontributed their interests in Partnership assets to a new Partnership, and the capital accounts of all partners would be restated. A Unitholder would recognize gain on the liquidating distribution only to the extent that the amount of cash deemed distributed to the Unitholder exceeded the Unitholder's basis in the Units. Depending on the Unitholders' basis in their Units and the Partnership's tax basis in its property, a tax termination could affect, perhaps adversely, the amount of depreciation deductions reported by the Partnership for the period following the date of such termination. A tax termination of the Partnership also could have the adverse effect on Unitholders whose tax year is not the calendar year, of the inclusion of more than one year of Partnership tax items in one tax return of such Unitholders, resulting in a "bunching" of income or deductions. In addition, a tax termination could have the adverse effect on non-tendering Unitholders who subsequently dispose of their Units at a gain of requiring them to treat a greater portion of such gain as ordinary income (due to the application of I.R.C. ?735) than would otherwise be required absent a tax termination of the Partnership.
Suspended "Passive Activity Losses". A Unitholder who sells all of the Unitholder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. If it is determined that the Partnership is engaged in activities that are defined by I.R.C. ?469 as ?passive activities?, the ability of a Unitholder, as a limited partner of the Partnership, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership is limited. Upon sale of all of the Unitholder's Units, such Unitholder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unitholder's Units and then against any other net income or gain from all other passive activities and then against any non-passive income.
Foreign Unitholders. Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under I.R.C. ?1445, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The
Purchaser will withhold 10% of the amount realized by a tendering Unitholder from the purchase price payment to be made to such Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Tax Certification certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.
Section 8.  Effects of the Offer.
Effect on Trading Market. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units on any secondary market.
Voting Power of Purchaser. Depending on the number of Units acquired by the Purchaser pursuant to the Offer, the Purchaser may have the ability to exert certain influence on matters subject to the vote of Unitholders, unless otherwise prohibited.
	The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders.
Section 9.  Future Plans.
	Following the completion of the Offer, the Purchaser, or its affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.


The Purchaser is acquiring the Units pursuant to the Offer solely for investment purposes. Although the Purchaser has no present intention to seek control of the Partnership or to change the management or operations of the Partnership, the Purchaser reserves the right, at an appropriate time, to exercise its rights as a limited partner, unless otherwise prohibited, to vote on matters subject to a limited partner vote, including a vote to cause the sale of the Partnership's remaining property and the liquidation and dissolution of the Partnership.
Section 10.  The Business of the Partnership.
	Information included herein concerning the
Partnership is derived exclusively from the Partnership's publicly-filed reports. ML Media Partners, L.P. (the "Partnership") was formed under the Delaware Uniform
Limited Partnership Act on February 1, 1985.  The
Partnership was formed to acquire, finance, hold, develop, improve, maintain, operate, lease, sell, exchange, dispose of and otherwise invest in and deal with media businesses and direct and indirect interests therein. Media
Management Partners (the "General Partner") manages the Partnership. The General Partner is not affiliated with the Purchaser. The General Partner?s principal offices are located at World Financial Center, South Tower, 225 Liberty Street, New York, New York 10080. Its telephone number at that address is (800) 288-3694.
	The Partnership?s investment portfolio that is not curently under contract to be sold (as reported in its most recent filing on Form 10-Q filed on November 9, 1998) as of September 25, 1998 consists of a 50% interest in a joint venture (the "Venture"), which owns 100% of the stock of Century-ML Cable Corporation ("C-ML Cable"), which owns and operates two cable televisions systems in Puerto Rico and an FM (WEBE-FM) and AM (WICC-AM) radio station combination in Bridgeport, Connecticut.
	In its filing on Form 10-Q filed on November 9, 1998, the Partnership disclosed that it had entered into a Stock Purchase Agreement with Chancellor Media Corporation of Los Angeles, California to sell its interests in Wincom Broadcasting Corporation ("Wincom"), a corporation that owns an FM radio station (WQAL-FM) in Cleveland, Ohio. The Partnership also disclosed in the November 9, 1998 filing on Form 10-Q that it had entered into an Asset Purchase Agreement with Citicasters Co. pursuant to which the Partnership agreed to sell substantially all of its assets used in the operations of radio stations KEZY-FM and KORG
(AM) in Anaheim, California for $30,100,000.00 subject to a proration of items of income and expenses as of the closing.
	Additionally, in June 1998, the Partnership, through the Venture, consummated the sale of an FM (WFID-FM) and AM (WUNO-AM) radio station combination and a background music service in San Juan, Puerto Rico ("C-ML Radio").
	Additional information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Such reports and filings are available on the Commission's EDGAR system, at its internet website at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchaser expressly disclaims any responsibility for the information included in such reports and extracted in this discussion.
	For additional information, please see the discussion above under Introduction- "Establishment of the Offer
Price."
Selected Financial Data. Set forth below is a summary of certain financial data for the Partnership which has been excerpted from the Partnership's Annual Report on Form 10-K for the year ended December 26, 1997. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Securities and Exchange Commission and the financial statements and related notes contained therein. The Purchaser expressly disclaims any responsibility for the information contained in these filed reports and extracted in this discussion.
	The following table sets forth in comparative tabular form a summary of selected financial data for each of the Partnership's last five full years:
	For the Years Ended
	(In Dollars, Except per Unit Amounts)


       12/26/1997               12/27/1996              12/29/1995
	12/30/1994              12/31/1993

Operating Revenues              $ 53,223,983            $
71,831,996              $109,214,031    $105,910,208
	$100,401,671

Gain on sale of the California
Cable Systems                           --
	$185,609,191               --            --
--

Gain on sale of television
stations                                $   3,702,725
--                      $ 22,796,454             --
--

Net Income/(Loss)                       $ 19,467,688
	$189,711,304    $ 21,490,240    $ (1,450,756)
	$  1,377,340

Net Income/(Loss) per Unit
of Limited Partnership Interest         $      102.52
	$      999.04           $      113.17           $
(7.64)                  $         7.25

Number of Units                       187,994
187,994               187,994                   187,994
	      187,994

Total Assets                    $156,646,178
	$160,994,824            $210,198,496
	$238,330,358            $249,851,937

Borrowings                      $  54,244,038           $
60,348,428              $182,821,928            $218,170,968
	$232,568,349


Section 11.  Conflicts of Interest.
	It is the Purchaser?s belief that there is no conflict of interest between the Purchaser and the Partnership, the General Partner or the Tender Agent.
Section 12.  Certain Information Concerning the Purchaser.
	The Purchaser is Madison Liquidity Investors 104,
LLC, a limited liability company organized under the laws of the State of Delaware. For information concerning the Purchaser and its principals, please refer to Schedule "I" attached hereto. The principal business of the Purchaser is investment in securities, particularly limited partnership securities. The principal business address of the Purchaser is P.O. Box 7461, Incline Village, Nevada
89452.
	The Purchaser has made binding commitments to contribute and has available sufficient amounts of liquid capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchaser. The Purchaser is not a public company and has not prepared audited financial statements. The
Purchaser, its principals, owners and members have an aggregate net worth in excess of $5 million, including net liquid assets of more than $1 million.

	Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser, beneficially owns or has a right to acquire any Units, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) except as set forth in Section 15 of this Offer to Purchase ("Certain Legal Matters"), neither the
Purchaser nor, to the best knowledge of the Purchaser, the persons listed on Schedule "I" nor any affiliate of the Purchaser have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between the Purchaser or, to the best knowledge of the Purchaser, the persons listed on Schedule "I", or any affiliate of the Purchaser on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser, on the one hand, the persons listed on Schedule "I", and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
Section 13. Source of Funds.
	The Purchaser expects that approximately
$13,958,250.00 would be required to purchase up to the 18,611 Unit maximum of the outstanding Units, if tendered, and approximately an additional $200,000.00 may be required to pay related fees and expenses. The Purchaser anticipates funding all of the purchase price and related expenses through existing equity sources and/or borrowing facilities. The Offer is not contingent on obtaining financing.
Section 14. Conditions of the Offer.
	Notwithstanding any other terms of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained on or before the Expiration Date.
	The Purchaser shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exits:
	(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership?s Unitholders, (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, tax status, operations, results of operations or prospects of the Purchaser or the Partnership;
	(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;
	(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, tax status, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have a material adverse effect on the value of the Units;
	(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer a material acceleration or worsening thereof;
	(e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Section 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units; or
	(f) any developments that would substantially impair or encumber those benefits that the Purchaser is attempting to achieve in this tender offer.
	The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any termination by the Purchaser concerning the events described above will be final and binding upon all parties.
Section 15.  Certain Legal Matters.
General. Except as set forth in this Section 15, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser?s present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership?s business, or that certain parts of the Partnership?s business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser?s obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 15.
	The Partnership, its General Partner, and affiliates of the General Partner are currently respondents/defendants to a purported class action lawsuit that was commenced on behalf of the Unitholders in the New York Supreme Court, New York County on August 29, 1997 alleging breach of the Amended and Restated Agreement of Limited Partnership, breach of fiduciary duties, and unjust enrichment.
("August 29, 1997 Action"). In its August 11, 1998 Report on Form 10-Q, the Partnership denied the allegations made in the August 29, 1997 Action and has stated that it believes that it has "good and meritorious" defenses to the action.
	While the Purchaser believes that this pending litigation may impact the ultimate value of the Units, it does not believe that the pending litigation will impact the transfer of Units as contemplated by the Offer. Antitrust. The Purchaser does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.
Margin Requirements. The units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.


State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to various degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchaser, therefore, does not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.
	Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any Units tendered.
Section 16. Fees and Expenses.
	The Purchaser has retained Gemisys Tender Services, to act as the Purchaser?s Tender Agent. The Purchaser will pay Gemisys reasonable and customary compensation for its services in connection with the Offer and will indemnify Gemisys against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Except as otherwise set forth herein, the Purchaser will also pay all costs and expenses of printing, publication and mailing of the Offer.
Section 17. Miscellaneous.
	THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING
OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.
	No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Agreement of Assignment and Transfer and, if given or made, such information or representation must not be relied upon as having been authorized.
November 23, 1998

MADISON LIQUIDITY INVESTORS 104, LLC

	SCHEDULE I

	THE PURCHASER AND ITS RESPECTIVE PRINCIPALS

The Purchaser is Madison Liquidity Investors 104, LLC.  The
Member of the Purchaser is Madison/OHI Liquidity Investors,
LLC, an affiliate of The Madison Avenue Capital Group LLC
(collectively "Madison"). The names of the officers of the Purchaser and Madison/OHI Liquidity Investors, LLC and their principal occupations and five year employment histories are set forth below. Each individual is a citizen of the United States.

The Madison Avenue Capital Group, LLC is a Delaware limited liability company founded by Bryan E. Gordon and Ronald M.
Dickerman. Madison is an investment management boutique with a value investing philosophy. Madison invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. Madison and its affiliates have over $270 million in committed capital. To date, over 45,000 limited partners nationwide in over 250 limited partnerships have sold their units to Madison and its affiliates. The business address of Madison is P.O. Box
7461, Incline Village, Nevada 89452.

Bryan E. Gordon is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue
Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in
January 1995, Mr. Gordon had 13 years of experience in the investment banking and management consulting fields, with an emphasis on real estate and corporate finance. Mr.
Gordon has extensive experience with equity and debt financings, mergers and acquisitions, roll-up and formation transactions, and restructurings of limited partnerships, REITs, corporations and joint ventures. Mr. Gordon?s experience includes: seven years in the Real Estate and Partnership Finance Groups at Smith Barney, Inc.; two years in the Investment Banking Division of Bear, Stearns & Co.
Inc.; one year in the Real Estate and Partnership Finance
Group at EF Hutton & Company; and three years in management consulting with Tillinghast/Towers, Perrin, Foster &
Crosby.  Mr. Gordon earned an MBA from Columbia
University?s Graduate School of Business and a BSE from the Wharton School of the University of Pennsylvania.

Ronald M. Dickerman is a Managing Director of the Purchaser as well as being a Managing Director of The Madison Avenue
Capital Group, LLC. Prior to co-founding predecessor entities to The Madison Avenue Capital Group, LLC in
January 1995, Mr. Dickerman had 14 years of experience in the analysis, acquisition, financing, management, and disposition of income-producing real estate. In 1991, Mr.
Dickerman founded First Equity Realty Corp, a real estate investment firm specializing in the acquisition of multi-family properties from financial institutions, utilizing a value-added approach. From 1987-1991, Mr. Dickerman was an investment banker in the Partnership Finance Group of Smith
Barney, Harris, Upham & Co., Inc. His responsibilities included the origination, analysis, structuring, acquisition, asset management, disposition and marketing of real estate and other limited partnerships. In this capacity, Mr. Dickerman was responsible for transactions that raised approximately $525 million for assets with a value of $2 billion. Mr. Dickerman earned an MBA from Columbia University?s Graduate School of Business and a BA from Tufts University.




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